

Mail Stop 4561

July 1, 2016

Thomas Carson
Chief Executive Officer
Rovi Corporation
Two Circle Star Way
San Carlos, CA 90470

> **Re:** **Rovi Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Definitive Proxy Statement filed March 11, 2016**
> **Form 10-Q for Quarterly Period Ended March 31, 2016**
> **Forms 8-K filed February 11, 2016 and April 29, 2016**
> **File No. 000-53413**

Dear Mr. Carson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Rovi Corporation Form 10-K for Fiscal Year Ended December 31, 2015

Comparison of Years Ended December 31, 2015 and 2014

Income Tax Expense, page 39

1.   Please clarify how the items detailed in your disclosure here relate to the income tax rate reconciliation on page F-35. In this regard, while the total of the individual items discussed here agrees to your income tax expense, certain individual items, such as foreign withholding tax, are reported with different amounts than on page F-35.

Note (9) Debt

Senior Secured Credit Facility, page F-27

2.   Please explain further the $3.8 million loss on debt modification recorded in fiscal 2014 related to the issuance of the Senior Secured Credit Facility and the subsequent repayment of your previous facility. In this regard, it is unclear if the modification expense relates to investors who did not participate in the new facility, or whether it relates to investors who did. If the former is true, please clarify the difference between modification expense and debt extinguishment expense that also includes a write off of debt issuance costs for investors who did not reinvest in the facility. If the latter is true, please tell us how your accounting complies with the guidance in ASC 470-50-40-17(b).

Definitive Proxy Statement on Schedule 14A filed March 11, 2016

Summary Compensation Table, page 73

3.   We note that you provided disclosure for your principal executive officer, your principal financial officer and only two other named executive officers. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that no other individual is a named "executive officer" as defined in Exchange Act Rule 3b-7. In this regard, we note several executive vice presidents who appear to be in charge of a principal business unit, division or function.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Executive Overview, page 24

4.   You disclose that your contract with Comcast Corporation expired on April 1, 2016. In your Form 8-K filed on February 11, 2016 and in your earnings call on the same date, you state that your guidance for 2016 does not include any revenues from Comcast or Dish renewals and assumes a significant increase in litigation expenses if legal action is necessary. In your Form 8-K filed on April 29, 2016, you disclose that litigation against Comcast was initiated. As this appears to be a known trend, please tell us your consideration to disclose the reasonably possible impact on your results of operations from the lack of renewal or related increase in litigation expenses. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Forms 8-K filed February 11, 2016 and April 29, 2016

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information

5.   Please clarify whether your non-GAAP net income is intended to be a liquidity measure or a performance measure. In this regard, your explanation of the adjustments appears to indicate that you have included certain adjustments on the basis of whether they are non-cash. Other adjustments, while not identified as non-cash, appear to be non-cash in nature. Please also note that this measure may be inconsistent with the updated guidance in Question 102.05 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures issued on May 17, 2016.

6.   In your reconciliation of non-GAAP net income, you adjust tax expense to the non-GAAP cash tax rate. Please address the following:

   •   The non-GAAP cash income tax determined by subtracting your adjustment from your GAAP income tax does not appear to be the same amount as reported on page F-18 of your December 31, 2015 Form 10-K. Please explain to us the basis for the adjustment and how it is calculated. Also, please consider the updated guidance in Question 102.11 of the non-GAAP C&DIs in your future earnings releases to clearly explain your non-GAAP tax adjustments.

   •   If you consider your measure of non-GAAP net income to be a performance measure, please also note that the use of a cash income tax rate may be inconsistent with the updated guidance in Question 102.11 of the non-GAAP C&DIs.

7.   Please clarify how you define "core operations," "core costs," and "core proceeds."

8.   We note your presentation of forecasted non-GAAP diluted income per share. Tell us your consideration to include a reconciliation of this measure to the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Also, please note the updated guidance in Question 102.10 of the non-GAAP C&DIs when preparing your next earnings release.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Craig Menden, Esq.
Cooley LLP